EXHIBIT 12.1
Parker Drilling Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Six Months Ended	Fiscal Year Ended December 31,
	June 30, 2015	2014	2013	2012	2011	2010
Pretax Income (Loss)	(17,254)	48,537	52,787	70,977	(65,412)	11,505
Fixed Charges	22,606	45,436	50,196	43,782	41,865	40,294
Amortization of Capitalized Interest	1,894	3,939	4,058	1,887	1,557	1,819
Capitalized Interest	(132)	(1,171)	(2,376)	(10,240)	(19,271)	(13,489)
Earnings before Income Tax & Fixed Charges	7,114	96,741	104,665	106,406	(41,261)	40,129
Interest Expense	22,474	44,265	47,820	33,542	22,594	26,805
Capitalized Interest	132	1,171	2,376	10,240	19,271	13,489
Total Fixed Charges	22,606	45,436	50,196	43,782	41,865	40,294
Ratio of Earnings to Fixed Charges	.3x	2.1x	2.1x	2.4x	(1)	1x

(1) For the year ended December 31, 2011, earnings were deficient to cover fixed charges by $41.3 million, which was primarily due to a pre-tax, non-cash charge to earnings of $170.0 million related to the impairment of our two Alaska rigs.